Filed Pursuant to General Instruction II.L of Form F-10

File No. 333- 287070

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement, together with the accompanying short form base shelf prospectus dated May 7, 2025 to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference into this prospectus supplement and the prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement and the prospectus to which it relates from documents filed with securities commissions or similar authorities in each of the provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of SolarBank Corporation at Suite 803 – 503 Consumers Road, Toronto ON M2J 4V8, telephone (416) 494-9559, and are also available electronically at www.sedarplus.ca.

PROSPECTUS SUPPLEMENT

To the short form base shelf prospectus dated May 7, 2025

New Issue	June 5, 2025

SOLARBANK CORPORATION

Up to US$15,000,000 Common Shares

This prospectus supplement (the “Prospectus Supplement”) of SolarBank Corporation (the “Company” or “SolarBank”, “we” or “us”), together with the short form base shelf prospectus dated May 7, 2025 (the “Prospectus”), qualifies the distribution (the “Offering”) of common shares (the “Offered Shares”) in the capital of the Company having an aggregate offering amount of up to US$15,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold). See “Plan of Distribution” and “Description of Share Capital”.

The common shares of the Company (the “Common Shares”) are listed and posted for trading on Cboe Canada Inc. (“Cboe Canada”) under the symbol “SUNN” and on the Nasdaq Global Market (“Nasdaq”) under the symbol “SUUN”. On June 4, 2025, the last trading day prior to the date hereof, the closing price of the Common Shares on Cboe Canada was $1.97 and on Nasdaq was US$1.44. The Company has provided notice to Cboe Canada to list the Offered Shares for trading on Cboe Canada and has submitted a notification of listing to list the Offered Shares on Nasdaq. Listing will be subject to the Company fulfilling all of the listing requirements of Cboe Canada and Nasdaq, respectively.

The Company is permitted, under a multi-jurisdictional disclosure system (the “MJDS”) adopted by the securities regulatory authorities in Canada and the United States, to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with Canadian disclosure requirements. The Company is subject to certain informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), in addition to applicable Canadian requirements. Consequently, the Company files reports and other information with the United States Securities and Exchange Commission (the “SEC”), in addition to securities regulatory authorities in Canada. Under MJDS, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a “foreign private issuer” (as defined under United States securities laws), the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act.

Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and may not be comparable to financial statements of United States companies prepared in accordance with United States generally accepted accounting principles.

SolarBank has entered into an equity distribution agreement dated June 5, 2025 (the “Distribution Agreement”) with Research Capital Corporation (“RCC” or the “Agent”), H.C. Wainwright & Co., LLC (“Wainwright”) and Research Capital USA Inc. (“RCC USA”) and together with Wainwright, the “U.S. Agents” and collectively with RCC, the “Agents”) pursuant to which the Company may distribute up to US$15,000,000 (or the equivalent in Canadian dollars, determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold) of Offered Shares in the Offering from time to time through the Agents, as agents, in accordance with the terms of the Distribution Agreement. The Offering is being made concurrently in each of the provinces of Canada under the terms of this Prospectus Supplement and in the United States under the terms of the Company’s registration statement on Form F-10 (File No. 333-287070) (the “Registration Statement”), filed with the SEC under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), of which this Prospectus Supplement forms a part.  See “Plan of Distribution”. RCC will only sell Offered Shares in Canada and the U.S. Agents will only sell Offered Shares in the United States.

Sales of Offered Shares, if any, under this Prospectus Supplement will only be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 — Shelf Distributions (“NI 44-102”) and an “at-the-market offering” as defined in Rule 415 under the U.S. Securities Act, involving sales made directly on Cboe Canada, Nasdaq or on any other trading market for the Common Shares in Canada or the United States. The Offered Shares will be distributed at market prices prevailing at the time of the sale. As a result, prices may vary as between purchasers and during the period of distribution. The Agents are not required to sell any specific number or dollar amount of Offered Shares, but will use its commercially reasonable efforts to sell the Offered Shares pursuant to the terms and conditions of the Distribution Agreement. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a small portion of the offering amount set out above, or none at all. The Agents will only sell Offered Shares on marketplaces in Canada and the United States. See “Plan of Distribution”.

The enforcement by investors of civil liabilities under United States federal securities laws may be adversely affected by the fact that the Company is a corporation existing under the laws of the Province of Ontario, Canada, and the Company’s executive offices, administrative activities and some of its assets are located outside the United States. In addition, the directors and executive officers of the Company, the Agent, and certain experts named in this Prospectus Supplement and in the accompanying Prospectus, or a document incorporated by reference herein or therein, are residents of jurisdictions other than the United States and all or a substantial portion of the assets of those persons are or may be located outside the United States. Purchasers are advised that it may not be possible for investors to enforce judgements obtained in Canada against any person or company that resides outside of Canada or is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction, even if the party has appointed an agent for service of process.

THE OFFERED SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC NOR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAS THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE SHELF PROSPECTUS AND THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

SolarBank will pay the Agents a commission for their services in acting as agents in connection with the sale of Offered Shares pursuant to the Distribution Agreement (the “Commission”) in an amount equal to up to 3% of the gross sales price per Offered Share sold. The Company estimates that the total expenses that it will incur related to the commencement of the Offering, excluding compensation payable to the Agents under the terms of the Distribution Agreement and the expenses of the Agents that the Company will reimburse under the terms of the Distribution Agreement, will be approximately $300,000. See “Plan of Distribution”.

It is anticipated that sales of Offered Shares in Canada will be settled through the facilities of CDS Clearing and Depository Services Inc. (“CDS”) or by such other means as permitted by the Distribution Agreement and sales of Offered Shares in the United States will be settled through the facilities of The Depository Trust Company (“DTC”) or by such other means as permitted by the Distribution Agreement. A purchaser of Offered Shares will only receive a customer confirmation from the Agents or another registered dealer from or through which the Offered Shares are purchased. No definitive certificates will be issued unless specifically requested or required. See “Plan of Distribution”.

Purchasers of the Offered Shares should be aware that the acquisition of the Offered Shares may have tax consequences both in Canada and the United States. Such consequences for investors who are resident in, or citizens of, the United States, or who are resident in Canada may not be described fully herein. Purchasers of the Offered Shares should read the tax discussion contained in this Prospectus Supplement and consult their own tax advisors. See “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations”.

Investing in the Offered Shares is highly speculative and involves significant risks that you should consider before purchasing such Offered Shares. The risks outlined in this Prospectus Supplement, the Prospectus and in the documents incorporated by reference herein and therein should all be carefully reviewed and considered by prospective investors in connection with an investment in the Offered Shares. See “Risk Factors”.

As sales agents, the Agents will not engage in any transactions to stabilize or maintain the price of the Common Shares. Neither the Agents nor any person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Common Shares, including selling an aggregate number or principal amount of securities that would result in the Agents creating an over-allocation position in the Common Shares. See “Plan of Distribution”.

Paul Pasalic and Chelsea L. Nickles, each a director of the Company, reside outside of Canada and have appointed Blakes Vancouver Services Inc., c/o Blake, Cassels & Graydon LLP, Suite 3500, The Stack, 1133 Melville Street, Vancouver, British Columbia, V6E 4E5, Canada, as agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that resides outside of Canada, even if the party has appointed an agent for service of process.

The Company’s head office and registered office is located at 505 Consumers Road, Suite 803, Toronto, Ontario, M2J 4Z2.

Unless otherwise indicated, all references in this Prospectus Supplement to “$”, “C$” or “dollars” are to Canadian dollars and references to “US$” are to United States dollars. See “Exchange Rate Information”.

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offered Shares being offered and also adds to and updates information contained in the Prospectus and the documents incorporated by reference herein and therein. The second part, the Prospectus, gives more general information, some of which may not apply to the Offering. If the information varies between this Prospectus Supplement and the Prospectus, the information in this Prospectus Supplement supersedes the information in the Prospectus. This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of the Offering constituted by this Prospectus Supplement.

No person is authorized by the Company to provide any information or to make any representation other than as contained in this Prospectus Supplement or the Prospectus in connection with the issue and sale of the Offered Shares hereunder. Investors should rely only on the information contained or incorporated by reference in this Prospectus Supplement, the Prospectus and any documents incorporated by reference herein and therein. If the description of the Offered Shares or any other information varies between this Prospectus Supplement and the Prospectus (including the documents incorporated by reference herein and therein on the date hereof), the investor should rely on the information in this Prospectus Supplement. We have not, and the Agents have not, authorized anyone to provide you with different or additional information and the Company and the Agents take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. If anyone provides you with any different, additional, inconsistent or other information, you should not rely on it. Neither the Company nor the Agents are making an offer to sell or seeking an offer to buy the Offered Shares in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein is accurate as of any date other than the date on the front of this Prospectus Supplement, the Prospectus or the respective dates of the documents incorporated by reference herein and therein, as applicable, regardless of the time of delivery of this Prospectus Supplement or of any sale of the Offered Shares pursuant hereto. Our business, financial condition, results of operations and prospects may have changed since those dates. Information contained on the Company’s website should not be deemed to be a part of this Prospectus Supplement, the Prospectus or incorporated by reference herein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Offered Shares.

This Prospectus Supplement, the Prospectus and the documents incorporated therein by reference include references to the Company’s trademarks, including, without limitation, the “SolarBank” trademark on the face page of this Prospectus Supplement, which are protected under applicable intellectual property laws and are the Company’s property. The Company’s trademarks and trade names referred to in this Prospectus Supplement, the Prospectus and the documents incorporated therein by reference may appear without the ® or ™ symbol, but references to the Company’s trademarks and trade names in the absence of such symbols are not intended to indicate, in any way, that the Company will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. All other trademarks and trade names used in this Prospectus Supplement, the Prospectus or in documents incorporated therein by reference are the property of their respective owners.

Market data and industry forecasts used throughout this Prospectus Supplement, the Prospectus and the documents incorporated by reference therein were obtained from various publicly available sources. Although the Company believes that these independent sources are generally reliable, the accuracy and completeness of the information from such sources are not guaranteed and have not been independently verified by the Company or the Agents and neither the Company nor the Agents make any representation as to the accuracy of such information.

This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering.

Unless otherwise noted or the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “SolarBank” or the “Company”, refer to SolarBank Corporation together with our subsidiaries.

EXCHANGE RATE INFORMATION

The consolidated financial statements of the Company incorporated by reference in this Prospectus Supplement have been prepared in accordance with IFRS and are reported in Canadian dollars, and the audit of such financial statements are subject to Canadian auditing and auditor independence standards.

Unless otherwise indicated, all references in this Prospectus Supplement to “$”, “C$” or “dollars” are to Canadian dollars and references to “US$” are to United States dollars.

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The following table sets out, for the period indicated, certain exchange rates based upon the rate published by the Bank of Canada during the respective periods. The rates are set out as United States dollars per C$1.00.

	Year ended June 30,			Three Month Period Ended March 31,
	2024	2023	2022	2025
Low	US$0.7207	US$0.7217	US$0.7669	US$0.6848
High	US$0.7617	US$0.7841	US$0.8111	US$0.7059
Average	US$0.7380	US$0.7467	US$0.7901	US$0.6968

On June 4, 2025, the daily exchange rate for the U.S. dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = C$1.3677.

CAUTION REGARDING PRO FORMA FINANCIAL STATEMENTS

This Prospectus Supplement incorporates by reference certain unaudited pro forma financial statements of SolarBank (the “SolarBank Pro Forma Financial Statements”) comprised of the pro forma consolidated statement of financial position as at March 31, 2024, and the pro forma consolidated statements of income and comprehensive income of the Company for the financial year ended June 30, 2023 and the nine month period ended March 31, 2024, giving effect to the completion of the Acquisition. Such SolarBank Pro Forma Financial Statements have been prepared using certain of SolarBank’s financial statements and the respective historical financial statements of Solar-Flow Through Funds Ltd. (“SFF”) and the nine limited partnerships (the “Predecessor LPs”) and respective general partnerships which were consolidated into one corporation, as more particularly described in the notes to such SolarBank Pro Forma Financial Statements. In preparing such SolarBank Pro Forma Financial Statements, the Company had limited access to the books and records of SFF and the Predecessor LPs and was not in a position to independently assess or verify information related to SFF and the Predecessor LPs that was used to prepare the SolarBank Pro Forma Financial Statements or the financial statements of SFF and the Predecessor LPs that are included in this Prospectus. Such SolarBank Pro Forma Financial Statements are not necessarily indicative of results of operations and financial condition that would actually have occurred for the periods presented had the Acquisition and the related financing been effective at the beginning of such periods, nor of the future results of operations and financial condition of the Company. Since the SolarBank Pro Forma Financial Statements have been developed to retroactively show the effect of a transaction that has occurred at a later date (even though this was accomplished by following generally accepted practice using reasonable assumptions), there are limitations inherent in the very nature of pro forma data. The data contained in the SolarBank Pro Forma Financial Statements represents only a simulation of the potential financial impact of the Acquisition. Undue reliance should not be placed on such SolarBank Pro Forma Financial Statements. See “Caution Regarding Forward — Looking Statements”.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement and the Prospectus, including the documents incorporated by reference herein and therein, contain “forward-looking information” or “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and “forward-looking information” as defined under applicable Canadian securities laws (collectively, “forward-looking statements”). The forward-looking statements in this Prospectus Supplement are provided as of the date of this Prospectus Supplement and forward-looking statements incorporated by reference are made as of the date of those documents. The Company does not intend to and does not assume any obligation to update forward-looking statements, except as required by applicable law. For this reason and the reasons set forth below, investors should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are based on current expectations, estimates, forecasts, projections, beliefs and assumptions made by management of the Company about the industry in which it operates. Such statements include, in particular, statements about the Company’s plans, strategies and prospects. In some cases, these forward-looking statements can be identified by words or phrases such as “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. The Company does not intend, and disclaims any obligation, to update any forward-looking statements after it files this Prospectus Supplement, whether as a result of new information, future events or otherwise, except as required by the securities laws. These forward looking statements are made as of the date of this Prospectus Supplement.

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The Company has based these forward-looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

●	the Company’s discretion in the use of net proceeds from Offerings;
●	the Company’s expectations regarding its revenue, expenses and operations;
●	industry trends and overall market growth;
●	the Company’s growth strategies;
●	expectations relating to director and executive officer compensation levels;
●	the Company’s anticipated cash needs and its needs for additional financing;
●	the Company’s intention to grow the business and its operations;
●	the Company’s expectations regarding timing and purchases under the Bitcoin treasury strategy;
●	expectations with respect to future costs;
●	the Company’s financial results after giving effect to the Acquisition (as defined herein);
●	the anticipated power generation from the Company’s projects;
●	the revenue generated via the Company’s diverse portfolio of distributed and community solar projects;
●	the intentions and plans relating to the Qcells Projects (as defined herein);
●	the use of proceeds from the 2025 Offering (as defined herein);
●	the details of the CIM Transaction (as defined herein);
●	the Company’s competitive position and the regulatory environment in which the Company operates;
●	the Company’s expectation that revenues derived from its operations, together with fund-raising activities, will be sufficient to cover its expenses during 2025 and over the next 12 months;
●	the Company’s expected business objectives for the next 12 months;
●	the Company’s ability to obtain additional funds through the sale of equity or debt commitments;
●	expectation that the Common Shares will continue to be listed on Cboe Canada and Nasdaq; and
●	expectations regarding revenues, expenses and anticipated cash needs.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward-looking statements included in this Prospectus Supplement, the Company has made various material assumptions, including but not limited to: (i) obtaining the necessary regulatory approvals; (ii) that regulatory requirements will be maintained; (iii) general business and economic conditions; (iv) the Company’s ability to successfully execute its plans and intentions; (v) the realization of the anticipated benefits of the Acquisition in the timeframe anticipated; (vi) the absence of significant undisclosed costs or liabilities associated with the Acquisition; (vii) the availability of financing on reasonable terms; (viii) the Company’s ability to attract and retain skilled staff; (ix) market competition; (x) the products and services offered by the Company’s competitors; (xi) that the Company’s current good relationships with its service providers and other third parties will be maintained; and (xii) government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, prospective purchasers of Offered Shares should not place undue reliance on these forward-looking statements. Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Risk Factors” in this Prospectus Supplement, in the Prospectus and in the documents incorporated herein and therein by reference, which include:

●	failure to realize the anticipated benefits of the Acquisition in the timeframe anticipated, or at all;
●	potential unforeseen difficulties in integrating the SFF business into the Company’s systems and operations;
●	the discovery of significant undisclosed costs or liabilities associated with the Acquisition;
●	reliance on information provided by SFF and the risk of inaccurate or incomplete information, historical and/or stand-alone financial information may not be representative of future performance, and uncertainty as to expected financial condition and economic performance following the completion of the Acquisition;
●	the Company and CIM (as defined herein) may be unable to conclude definitive documentation for the CIM Transaction;
●	the Company may be adversely affected by volatile solar power market and industry conditions; in particular, the demand for its services may decline, which may reduce its revenues and earnings;
●	the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements for the Company and its customers;
●	the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets;

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●	governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power, which could cause demand for the Company’s services to decline and impact the viability of the Company’s IPP project portfolio;
●	general global economic conditions may have an adverse impact on our operating performance and results of operations;
●	the Company’s business, financial condition and results of operations could be adversely affected by disruptions in the global economy resulting from recently proposed trade barriers, including tariffs;
●	the Company’s project development and construction activities may not be successful;
●	developing and operating solar projects exposes the Company to various risks;
●	the Company faces a number of risks involving power purchase agreements (“PPAs”) and project-level financing arrangements, including failure or delay in entering into PPAs, defaults by counterparties and contingent contractual terms;
●	the Company is subject to numerous laws, regulations and policies at the national, regional and local levels of government in the markets where it does business. Any changes to these laws, regulations and policies may present technical, regulatory and economic barriers to the purchase and use of solar power and battery storage products, solar projects and solar electricity;
●	the markets in which the Company competes are highly competitive and evolving quickly;
●	an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects;
●	the Company’s quarterly operating results may fluctuate from period to period;
●	foreign exchange rate fluctuations;
●	risks related to the Company’s foreign private issuer status;
●	risks related to the Company’s “passive foreign investment company” status within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended;
●	proposed U.S. federal income tax changes that, if enacted, could increase U.S. federal income tax with respect to the Company’s U.S. business activities or repatriations of earnings therefrom;
●	seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations;
●	the Company may be unable to generate sufficient cash flows or have access to external financing necessary to fund planned operations and make adequate capital investments in solar project development;
●	the Company may incur substantial additional indebtedness in the future;
●	the Company is subject to risks from supply chain issues;
●	risks related to inflation;
●	unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies;
●	if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market;
●	there are a limited number of purchasers of utility-scale quantities of electricity and entities that have the ability to interconnect projects to the grid, which exposes the Company and its utility scale solar projects to additional risk;
●	compliance with environmental laws and regulations can be expensive;
●	corporate responsibility, specifically related to Environmental, Social and Governance matters and unsuccessful management of such matters may adversely impose additional costs and expose the Company to new risks;
●	the Company has limited insurance coverage;
●	the Company is reliant on information technology systems and may be subject to damaging cyberattacks;
●	the Company does not anticipate paying cash dividends;
●	the Company may become subject to litigation;
●	discretion of the Company on the use of the net proceeds of the Offering;
●	no guarantee on how the Company will use its available funds;
●	the Company is subject to additional regulatory burden resulting from its public listing on Cboe Canada and the Nasdaq;
●	the market price for Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control;
●	future sales of Common Shares by existing shareholders could reduce the market price of the Common Shares;
●	the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and
●	future dilution as a result of financings.

These factors should not be considered exhaustive. If any of these risks or uncertainties materialize, or if assumptions underlying the forward-looking statements prove incorrect, actual results might vary materially from those anticipated in those forward-looking statements.

Information contained in forward-looking statements in this Prospectus Supplement is provided as of the date of this Prospectus Supplement, and we disclaim any obligation to update any forward-looking statements, whether as a result of new information or future events or results, except to the extent required by applicable securities laws. Accordingly, potential investors should not place undue reliance on forward-looking statements or the information contained in those statements.

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Prospective purchasers of securities of the Company should carefully consider the risk factors described in a document incorporated by reference in this Prospectus Supplement (including subsequently filed documents incorporated by reference) and those described in a prospectus. Discussions of certain risks affecting the Company in connection with its business are provided in the Company’s disclosure documents filed with the various securities regulatory authorities which are incorporated by reference in this Prospectus Supplement.

All of the forward-looking statements contained in this Prospectus Supplement are expressly qualified by the foregoing cautionary statements. Investors should read this entire Prospectus Supplement and consult their own professional advisors to assess the income tax, legal, risk factors and other aspects of their investment.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference in the Prospectus solely for the purpose of the distribution of the Offered Shares. Information has been incorporated by reference in this Prospectus Supplement from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company at 505 Consumers Road, Suite 803, Toronto, Ontario, M2J 4Z2, telephone (416) 494-9559 or by accessing the disclosure documents through the internet on the System for Electronic Document Analysis and Retrieval + (“SEDAR+”), under the Company’s profile at www.sedarplus.ca. Our filings through SEDAR+ are not incorporated by reference in this Prospectus Supplement except as specifically set forth herein. Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”) at www.sec.gov. Except as expressly provided herein, documents filed on EDGAR are not, and should not be considered, part of this Prospectus Supplement or the Prospectus.

The following documents, filed by the Company with the securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement and the Prospectus:

(a)	the Company’s annual information form dated September 30, 2024 for the year ended June 30, 2024 (the “AIF”);

(b)	the amended audited financial statements for the years ended June 30, 2024 and 2023, together with the notes thereto and the auditor’s reports thereon filed April 22, 2025;

(c)	the management’s discussion and analysis of the Company for the year ended June 30, 2024;

(d)	the management information circular dated November 11, 2024 in connection with the Company’s annual general and special meeting of shareholders held on December 12, 2024;

(e)	the unaudited condensed consolidated interim financial statements of the Company for the three and nine months ended March 31, 2025 and 2024 (the “Interim Financial Statements”);

(f)	the management’s discussion and analysis of the Company for the three and nine months ended March 31, 2025;

(g)	the business acquisition report filed July 11, 2024, specifically excluding the statement restricting use for the special purpose financial statements of SFF for the years ended December 31, 2022 and 2021 appended thereto, in connection with the Company’s closing of the acquisition of SFF whereby the Company acquired all of the issued and outstanding common shares of SFF through a plan of arrangement for an aggregate consideration of up to $41.8 million in an all stock deal (the “Acquisition”);

(h)	the material change report filed July 12, 2024 in connection with the Company’s closing of the Acquisition;

(i)	the material change report filed October 3, 2024, in connection with the amending and restating of the equity distribution agreement entered into between the Company, RCC, the US Agent and Wainwright, to add Wainwright as a sales agent under the Company’s existing at-the-market program;

(j)	the material change report filed December 18, 2024, in connection with the Company’s subsidiary securing the financial closing of a combined project loan in a principal amount of $25.8 million from Royal Bank of Canada as Lender, Administrative and Collateral Agent and Green Loan Structuring Agent;

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(k)	the material change report filed January 7, 2025, in connection with the Company’s announcement that Qcells, through an affiliate, has entered into agreements to acquire from the Company a total of four ground-mount solar power projects that are under development in upstate New York representing 25.577 MW (the “Qcells Projects”);

(l)	the material change report filed March 27, 2025, in connection with the Company’s closing of an offering of 2,394,367 units for aggregate gross proceeds of approximately US$8.5 million (the “Registered Direct Offering”); and

(m)	the material change report filed May 15, 2025, in connection with the Company’s announcement that CIM Group (“CIM”) and the Company had entered into a mandate letter providing for up to US$100 million in project based financing for a portfolio of 97 MW of solar power projects located in the United States (the “CIM Transaction”).

Any document of the type referred to in item 11.1 of Form 44-101F1 — Short Form Prospectus of National Instrument 44-101 — Short Form Prospectus Distributions of the Canadian Securities Administrators (other than confidential material change reports, if any) filed by the Company with any securities commissions or similar regulatory authorities in Canada after the date of this Prospectus Supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus Supplement and the Prospectus. These documents will be available on SEDAR+, which can be accessed under the Company’s profile at www.sedarplus.ca. Documents referenced in this Prospectus Supplement, the Prospectus or any of the documents incorporated by reference herein or therein, but not expressly incorporated by reference herein or therein and not otherwise required to be incorporated by reference herein or therein, are not incorporated by reference in this Prospectus Supplement.

If SolarBank disseminates a news release in respect of previously undisclosed information that, in SolarBank’s determination, constitutes a “material fact” (as such term is defined under applicable Canadian securities laws), SolarBank will identify such news release as a “designated news release” for the purposes of this Prospectus Supplement and the Prospectus in writing on the face page of the version of such news release that SolarBank files on SEDAR+ (each such news release, a “Designated News Release”), and each such Designated News Release shall be deemed to be incorporated by reference into this Prospectus Supplement and the Prospectus for the purposes of the Offering.

In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement is filed with, or furnished to, the SEC pursuant to the U.S. Exchange Act, after the date of this Prospectus Supplement and prior to the termination or completion of the Offering, such document or information will be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus Supplement forms a part (in the case of any report on Form 6-K only to the extent expressly provided therein).

The documents incorporated or deemed to be incorporated herein by reference contain meaningful information relating to the Company and readers should review all information contained in this Prospectus Supplement, the Prospectus and the documents incorporated or deemed to be incorporated herein or therein by reference.

Any statement contained in this Prospectus Supplement, the Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement and the Prospectus, to the extent that a statement contained herein or therein, or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein or therein, modifies or supersedes such prior statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement or the accompanying Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall thereafter neither constitute, nor be deemed to constitute, a part of this Prospectus Supplement or the Prospectus, except as so modified or superseded.

When the Company files an annual information form (or equivalent disclosure document), audited consolidated financial statements and related management’s discussion and analysis and, where required, they are accepted by the applicable securities regulatory authorities during the time that this Prospectus Supplement is valid, the previous audited consolidated financial statements and related management’s discussion and analysis and all unaudited interim condensed consolidated financial statements and related management’s discussion and analysis for such periods, all material change reports and any business acquisition report filed prior to the commencement of the Company’s financial year in which the annual information form (or equivalent disclosure document) and related audited consolidated financial statements is filed will be deemed no longer to be incorporated by reference in this Prospectus Supplement for purposes of future offers and sales of Offered Shares under this Prospectus Supplement. Upon new unaudited interim condensed consolidated financial statements and related management’s discussion and analysis being filed by the Company with the applicable securities regulatory authorities during the term of this Prospectus Supplement, all unaudited interim condensed consolidated financial statements and related management’s discussion and analysis filed prior to the filing of the new unaudited interim condensed consolidated financial statements shall be deemed no longer to be incorporated by reference into this Prospectus Supplement for purposes of future offers and sales of securities hereunder. Upon a management information circular in connection with an annual meeting being filed by the Company with the appropriate securities regulatory authorities during the currency of this prospectus, the management information circular filed in connection with the previous annual meeting (unless such management information circular also related to a special meeting) will be deemed no longer to be incorporated by reference in this Prospectus Supplement for purposes of future offers and sales of securities hereunder.

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References to the Company’s website in any documents that are incorporated by reference into this Prospectus Supplement and the Prospectus do not incorporate by reference the information on such website into this Prospectus Supplement and the Prospectus and the Company disclaims any such incorporation by reference.

THE COMPANY

The following description of the Company does not contain all of the information about the Company and its assets and business that you should consider before investing in the Offered Shares. You should carefully read the entire Prospectus Supplement and the Prospectus, including the sections titled “Risk Factors”, as well as the documents incorporated by reference herein and therein before making an investment decision.

Overview of the Company

The Company is an independent renewable and clean energy project developer, power producer and asset operator based in Canada and the United States. The Company is engaged in the development and operation of solar photovoltaic (“PV”) power generation projects, battery energy storage systems (“BESS”) in Canada and the United States, and EV-Charging projects in Canada. The Company’s mission is to support the energy transition in North America through deployment of clean energy at a distributed scale closer to where consumption occurs. Its objective is to scale-up as a leading developer, owner and operator of a significant fleet of distributed renewable power assets that have economic and technical value. The Company originates, develops, designs and builds solar power projects, BESS and EV-Charging stations. The Company is also gaining expertise in other clean and renewable technologies that will enable greater penetration of clean energy.

Principal Operations

The Company focuses on grid connected solar PV electricity power plants, BESS and EV-Charging stations. With its full in-house development, engineering and construction expertise, the Company’s capabilities span the value chain from development, EPC, financing, and operating as an Independent Power Producer (“IPP”). The Company’s core business consists of:

●	Development: The Company identifies, evaluates and secures control of suitable solar, BESS and other renewable development sites; obtains grid interconnection from utilities; acquires permits from government authorities; and engages solar energy subscribers and/or PPA clients as off-takers. A PPA, also referred to as an off-take agreement, is a contract between two parties, one which generates electricity (the seller) and one which is looking to purchase electricity (the buyer or off-taker). The PPA defines all of the commercial terms for the sale of electricity between the two parties, including when the project will begin commercial operation, schedule for delivery of electricity, penalties for under delivery, payment terms, and termination. A PPA requires active management to reconcile monthly deliveries, penalties and payment for electricity.

●	EPC: The Company engineers, procures and constructs safe, efficient, eco-friendly, solar and other renewable power plants for industrial, commercial, community and utility electricity market, using high engineering standards and the latest technology.

●	Financing: The Company assists with securing, or secures directly for its own IPP projects, sponsor equity, tax equity, long-term debt, and construction financing to deploy BESS, solar and other renewable power plants.

●	Independent Power Producer: The Company commenced operating as an IPP in 2023. Previously, the Company operated and maintained solar power plants to optimize production and supervised solar power subscribers through two customer support centers in Boston and Chicago. The Company also manages PPA and off-take agreements as an asset manager.

Operations and Maintenance (“O&M”) refers to activities which enable power plants to produce energy at or above the expected level of performance, in compliance with applicable regulations. O&M encompasses several ongoing maintenance processes, such as preventative maintenance, reactive maintenance, including rapid identification, analysis, and resolution of issues and problems and comprehensive monitoring and transparent reporting, along with the replacement and disabling of broken and damaged system and structural components. O&M is essential to ensuring that BESS, solar and other renewable power plants sustain themselves for their expected system life.

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The Company generates revenues via a diverse portfolio of distributed and community solar projects across multiple solar markets including projects with host off-takers and community solar projects under programs such as Feed-In-Tariff (“FIT”), Value of Distributed Energy Resources, and PPAs. The Company develops solar projects that sell electricity to commercial, industrial, municipal, residential and utility off-takers.

Recent Developments

On June 3, 2025, the Company announced that it is implementing a treasury strategy integrating Bitcoin as a strategic reserve asset. To support this strategy, the Company has filed an account opening application with Coinbase Prime (NASDAQ: COIN) to provide secure custody, USDC services, and a self-custodial wallet for its Bitcoin holdings.

On June 5, 2025 the Company announced that it is taking the first step in implementing this strategy by allocating the net cash generated by its Geddes Solar Power Project (the “Geddes Project”) to acquire Bitcoin. The Geddes Project, which has a designed capacity of 3.79 megawatts (MW) DC, is repurposing a closed landfill. The Geddes Project is expected to become operational and commence producing power and revenue before the end of June 2025. The Company will provide specific Bitcoin allocation percentages after the project commences commercial operation.

The actual timing and value of Bitcoin purchases, under the allocation strategy will be determined by management. Purchases will also depend on several factors, including, among others, general market and business conditions, the trading price of Bitcoin and the anticipated cash needs of SolarBank. The allocation strategy may be suspended, discontinued or modified at any time for any reason. As of the date of this Prospectus Supplement, no Bitcoin purchases have been made.

RISK FACTORS

Investing in the Offered Shares is speculative and involves a high degree of risk due to the nature of our business and the present stage of its development. Before deciding to invest in the Offered Shares, investors should carefully consider all of the information contained in, and incorporated or deemed to be incorporated by reference in, this Prospectus Supplement and the Prospectus. An investment in the Offered Shares is subject to certain risks, including risks related to the business of the Company, risks related to renewable projects and risks related to the Company’s securities described in this Prospectus Supplement, the Prospectus and the documents incorporated or deemed to be incorporated by reference in the Prospectus and herein. SEE THE RISK FACTORS BELOW AND THE “RISK FACTORS” SECTION OF THE PROSPECTUS AND THE DOCUMENTS INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN AND THEREIN, INCLUDING THE AIF WHICH MAY BE ACCESSED ON THE COMPANY’S SEDAR+ PROFILE AT WWW.SEDARPLUS.CA AND THROUGH EDGAR AT WWW.SEC.GOV. Each of the risks described in these sections and in the documents incorporated by reference herein could materially and adversely affect our business, financial condition, results of operations and prospects, could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business, property or financial results, and could result in a loss of your investment. These risks are not the only risks we face. Additional risks and uncertainties not known to us or that we currently deem immaterial may also impair our business, financial condition, results of operations and prospects.

Risks Related to the Offering

No certainty regarding the net proceeds to the Company

There is no certainty that US$15,000,000 will be raised under the Offering. The Agents have agreed to use commercially reasonable efforts to sell, on the Company’s behalf, the Offered Shares designated by the Company, but the Company is not required to request the sale of the maximum amount offered or any amount and, if the Company requests a sale, the Agents are not obligated to purchase any Offered Shares as principal. As a result of the Offering being made on a commercially reasonable efforts basis with no minimum, and only as requested by the Company, the Company may raise substantially less than the maximum total offering amount or nothing at all.

Discretion in the use of proceeds

The Company currently intends to allocate the net proceeds, if any, received from the Offering as described under “Use of Proceeds and Business Objectives and Milestones”; however, the Company will have discretion in the actual application of such net proceeds, and may elect to allocate net proceeds differently from that described under “Use of Proceeds and Business Objectives and Milestones” if determined by the Board to be in the Company’s best interests to do so. Shareholders may not agree with the manner in which the Board and management choose to allocate and spend the net proceeds. The Company may pursue acquisitions, collaborations or other opportunities that do not result in an increase in the market value of our securities, including the market value of the Common Shares, and that may increase our losses. The failure by the Company to apply these funds effectively could have a material adverse effect on the Company’s business.

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Dilution from future offerings

The Company may sell additional Common Shares or other securities that are convertible or exchangeable into Common Shares in subsequent offerings or may issue additional Common Shares or other securities to finance future acquisitions outside of the Offering. The Company cannot predict the size or nature of future sales or issuances of securities or the effect, if any, that such future sales and issuances will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares or other securities that are convertible or exchangeable into Common Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares or other securities that are convertible or exchangeable into Common Shares, investors will suffer dilution to their voting power and economic interest in the Company. Furthermore, to the extent holders of the Company’s stock options or other convertible securities convert or exercise their securities and sell the Common Shares they receive, the trading price of the Common Shares on Cboe Canada and/or Nasdaq may decrease due to the additional amount of Common Shares available in the market.

Return on investment not guaranteed / Loss of entire investment

An investment in the Offered Shares is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high-risk investments and who can afford to lose their entire investment should consider an investment in the Company. There is no guarantee that an investment in the securities described herein will provide any positive return in the short term or long term. An investment in the securities of the Company is speculative and involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment.

At-the-market offering

Investors who purchase Offered Shares in this Offering at different times will likely pay different prices, and so may experience different outcomes in their investment results. The Company will have discretion, subject to market demand, to vary the timing, prices and numbers of Offered Shares sold, and there is no minimum or maximum sales price. Investors may experience a decline in the value of their Offered Shares as a result of Common Share sales made at prices lower than the prices they paid.

The market price of the Common Shares may be volatile after this Offering

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company’s operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, along with a variety of additional factors, and other risk factors described in this Prospectus Supplement and the Prospectus, including the documents incorporated by reference herein and therein. These broad market fluctuations may adversely affect the market price of the Common Shares.

Financial markets historically at times have experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company’s operating results have not changed. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares may be materially adversely affected.

Liquidity risk

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, as applicable, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading market, and that the Company will continue to meet the listing requirements of Cboe Canada or the Nasdaq, or otherwise achieve listing on any other public listing exchange.

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Forward-looking statements may be inaccurate

Investors are cautioned not to place undue reliance on forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. Additional information on the risks, assumptions and uncertainties are found in this Prospectus Supplement and the Prospectus under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Caution Regarding Forward-Looking Statements”, respectively.

Difficulty for United States investors to effect service of process on the Company or to obtain judgements in the United States

The Company is incorporated under the laws of the Province of Ontario, most of the Company’s officers and directors are not U.S. residents, and all or a substantial portion of the assets of the Company or the foregoing persons are located outside of the U.S. Consequently, it may be difficult for United States investors to effect service of process within the United States upon us or upon such persons who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under United States securities laws. A judgment of a United States court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the United States court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or us predicated solely upon such civil liabilities.

Loss of Foreign Private Issuer Status in the Future

The Company may in the future lose its foreign private issuer status if a majority of the Common Shares are owned of record in the United States and the Company fails to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Company under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs the Company incurs as a Canadian foreign private issuer eligible to use the MJDS. If the Company is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.

Passive Foreign Investment Company Status

Generally, if for any taxable year, 75% or more of the Company’s gross income is passive income, or at least 50% of the average quarterly value of the Company’s assets are held for the production of, or produce, passive income, the Company would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. If the Company is a PFIC, an adverse U.S. tax regime generally would apply to U.S. Holders (as defined below under the heading “Certain U.S. Federal Income Tax Considerations”) of Common Shares. For purposes of determining PFIC status, the Company will be treated as if it holds its proportionate share of the assets of, and directly receives its proportionate share of the income of, any other corporation in which it directly or indirectly owns at least 25%, by value, of the shares of such corporation. Passive income includes, among other things, dividends, interest, certain non-active rents and royalties, net gains from the sale or exchange of property producing such income and net foreign currency gains. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income.

The determination as to whether a non-U.S. corporation is a PFIC is a factual determination made on an annual basis after the close of each taxable year. This determination is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on, among other things, the composition of the non-U.S. corporation’s income, expenses and assets, as well as the relative value of its assets (which may fluctuate with the non-U.S. corporation’s market capitalization), from time to time and the nature of its activities. Accordingly, there can be no assurance that the Company will not be classified as a PFIC for the current taxable year or for any future taxable year. If the Company is a PFIC for any taxable year during which a U.S. Holder holds its Common Shares, the Company would continue to be treated as a PFIC with respect to that U.S. Holder for such taxable year and, unless the U.S. Holder makes certain elections, for future years even if the Company ceases to be a PFIC. If the Company is characterized as a PFIC, U.S. Holders of its Common Shares may suffer adverse U.S. federal income tax consequences, including the treatment of all or a portion of any gains realized on the sale of the Company’s Common Shares as ordinary income, rather than as capital gain, the loss of the preferential income tax rate applicable to dividends received on the Company’s Common Shares by individuals who are U.S. Holders, the addition of interest charges to the tax on such gains and certain distributions, and the imposition of certain reporting obligations. A U.S. shareholder of a PFIC generally may mitigate certain of these adverse U.S. federal income tax consequences by making a qualified electing fund (“QEF”) election or a mark-to-market election. There can be no assurances that the Company will provide the information necessary for U.S. Holders to make QEF elections if it is classified as a PFIC.

Prospective U.S. Holders contemplating an investment in the Offered Shares are urged to consult their tax advisors regarding the Company’s status as a PFIC and the U.S. federal income tax consequences that may apply if the Company is determined to be a PFIC in any taxable year.

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Risk Related to our Business

Governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power, which could cause demand for our products to decline.

Historically, the market for on-grid applications, where solar power supplements the electricity a customer purchases from the utility network or sells to a utility under a FIT, depends largely on the availability and size of government subsidy programs and economic incentives. Until recently, the cost of solar power exceeded retail electricity rates in many locations. Government incentives vary by geographic market. Governments in many countries provided incentives in the form of FITs, rebates, tax credits, renewable portfolio standards, auctions for Contracts for Difference, Feed-in Premium and other incentives.

In the United States, the Inflation Reduction Act of 2022 (“IRA”) is a bill passed by the 117th United States Congress in August 2022 that aims to curb inflation by reducing the deficit, lowering prescription drug prices, and investing into domestic energy production while promoting clean energy solutions. The IRA includes long-term solar and energy storage tax incentives and other critical provisions that will help decarbonize the electric grid with significant clean energy deployment. The legislation earmarked $369 billion for U.S. energy security and fighting climate change. The IRA extends the solar input tax credit (“ITC”) by 10 years at 30%. The existing federal ITC has been fundamental to incentivizing the growth of American solar. The credit applies to residential, commercial, and utility-scale developers and will create an effective discount of 30% on the capital cost of solar installations for ten years (until 2033). The credit will decline to 26% in 2033 and to 22% in 2034. The reinvigorated ITC will come with a variety of “adders,” which could push the tax credit to as high as 50% for some projects. Additionally, the credit is equipped with a direct pay provision, allowing developers with little to no tax liability to treat it as a tax overpayment, resulting in a cash refund.

These governments implemented mandates to end-users, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. However, these government mandates and economic incentives in many markets either have been or are scheduled to be reduced or eliminated altogether or in the case of the IRA the new administration in the United States has discussed repealing the IRA in whole or in part (as discussed further below), and it is likely that eventually incentives for solar and alternative energy technologies will be phased out completely. Over the past few years, the cost of solar energy has declined, and the industry has become less dependent on government incentives.

On May 22, 2025 the United States House of Representatives passed a budget reconciliation bill (the “2025 Budget Bill”) that contains significant amendments to the IRA. In particular, the 2025 Budget Bill provides that ITCs related to solar energy production will terminate for projects that (i) begin construction after 60 days from enactment or (ii) are placed in service after December 31, 2028. The 2025 Budget Bill still requires approval of the United States Senate; however, if the 2025 Budget Bill becomes law then the ITCs that the Company would receive for its projects will be phased out much sooner than anticipated.

While solar projects may continue to offer attractive internal rates of return, it is unlikely that these rates will be as high as they were in the past. If internal rates of return fall below an acceptable rate for project investors, and governments continue to reduce or eliminate incentives for solar power, this may cause a decrease in demand and considerable downward pressure on solar systems and therefore negatively impact the value of solar projects. The reduction, modification or elimination of government incentives in one or more of our markets could therefore materially and adversely affect the growth of such markets or result in increased price competition, either of which could cause our revenues to decline and harm our financial results. In addition, the structure of the CIM Transaction relies on the receipt of ITCs and therefore there is a risk that the expected proceeds from the CIM Transaction will be reduced or alternatively the terms of the CIM Transaction may need to be amended or cancelled if suitable alternative terms are not agreed to by CIM and the Company.

U.S. tax burden on U.S. operations may increase under surtax proposal

The 2025 Budget Bill contains a proposal to impose a surtax on certain U.S. income of non-U.S. investors from countries that impose taxes that the U.S. views as “unfair” to U.S. businesses. Canada may be a country that is deemed to impose such unfair taxes, in which case enactment of the law could result in an increased U.S. tax burden on the Company’s business and adversely impact the Company’s financial results.

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CONSOLIDATED CAPITALIZATION

Except as described in the Interim Financial Statements and as outlined under “Prior Sales”, there have been no material changes in the share and loan capital of the Company, on a consolidated basis, since March 31, 2025. As a result of the Offering, the shareholder’s equity of the Company will increase by the amount of the net proceeds of the Offering and the number of issued and outstanding Common Shares will increase by the number of Offered Shares actually distributed under the Offering.

USE OF PROCEEDS AND BUSINESS OBJECTIVES AND MILESTONES

The net proceeds from the Offering, if any, are not determinable in light of the nature of the distribution. Sales of Offered Shares, if any, will be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, and an “at-the-market offering” as defined in Rule 415 under the U.S. Securities Act, involving sales made directly on Cboe Canada, Nasdaq or on any other trading market for the Common Shares in Canada or the United States. Any proceeds that the Company receives will depend on the number of Offered Shares actually sold and the offering price of such Offered Shares. The net proceeds to the Company of any given distribution of Offered Shares through the Agents in an “at-the-market distribution” under the Distribution Agreement will represent the gross proceeds of the Offering, after deducting the Commission, any transaction or filing fees imposed by any governmental, regulatory, or self-regulatory organization in connection with any such sales of Offered Shares and the expenses of the Offering, including the expenses of the Agents, as provided in the Distribution Agreement. The gross proceeds of the Offering will be up to US$15,000,000 (or the equivalent in Canadian dollars, determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold). The Agents will receive the Commission of up to 3% of the gross proceeds from the sale of the Offered Shares. Any Commission paid to the Agents will be paid out of the proceeds from the sale of Offered Shares. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after raising only a portion of the Offering amount set out above, or none at all. See “Plan of Distribution”.

The Company intends to use the net proceeds from the Offering, if any, to advance the Company’s business objectives and for general corporate purposes (discussed further below), including funding ongoing operations or working capital requirements, repaying indebtedness outstanding from time to time, discretionary capital programs and potential future acquisitions.

The Company focuses on grid connected solar PV electricity power plants, BESS and EV-Charging stations. With its full in-house development, engineering and construction expertise, the Company’s capabilities span the value chain from development, EPC, financing, and operating as an Independent Power Producer. Under the heading “Description and General Development of the Business — Operations Process” in the AIF, the Company described the five phases of its business model:

●	Phase 1 – Site Origination to Bankable Lease
●	Phase 2 – Development to Notice to Proceed
●	Phase 3 – Financing
●	Phase 4 – Delivery: Engineering, Procurement and Construction to Commercial Operations Date/Permission to Operate
●	Phase 5 – Operations and Management, Subscriber Management and Asset Management

In order to continue to grow as an Independent Power Producer, the Company would need to make an adjustment in Phase 3. Instead of bringing in a project sponsor to finance and own the relevant project, the Company would be the sponsor by financing the project itself and retaining ownership. The process and costs associated with project ownership are the same as the Company’s existing business model, except for the requirement to fund the development costs. As a result, the Company needs additional capital to cover the equity portion of project development costs. Absent additional capital, the Company will continue with its “develop to sell” strategy and take smaller ownership interests in smaller projects. The ability to access financing through this Prospectus Supplement will allow the Company to retain a larger ownership in larger projects and accelerate its development pipeline. The Company has not identified any specific projects that financing from this Prospectus Supplement would be allocated towards for project ownership purposes or accelerated development and any determination is subject to the availability and amount of any future financing.

In order to advance the business objectives of project ownership or acceleration of the development pipeline, the Company would use funds raised from the Offering for project development costs including:

●	completion of design and submission of zoning and interconnection documents;
●	interconnection studies;
●	engineering and permitting;
●	interconnection deposits;
●	procurement bid application fees;
●	lease payments on the project sites;
●	contractor costs; and
●	equipment purchases including orders of solar panels, inverters, racking, and transformers necessary for the projects.

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Up to 50% of the proceeds raised from this Prospectus Supplement may be allocated to general and administrative costs including contractor costs, professional fees, rent, travel and conference, insurance, investor relations and marketing, and general office expenses.

Until applied, some or all of the net proceeds of the Offering, if any, may be held as cash balances in the Company’s bank account or invested at the discretion of the Company, including in certificates of deposit and other instruments issued by banks or obligations of or guaranteed by the Government of Canada or any province thereof or the Government of the United States or any state thereof.

Although the Company intends to expend the net proceeds from the Offering as set forth above, there may be circumstances where, for sound business reasons, a reallocation of funds may be prudent or necessary, and may vary materially from that set forth above. In addition, management of the Company will have broad discretion with respect to the actual use of the net proceeds from the Offering. See “Risk Factors”.

As at March 31, 2025, the Company had $24,695,542 in cash and short-term investments and a working capital surplus of $5,206,074.

PLAN OF DISTRIBUTION

The Company has entered into the Distribution Agreement with the Agents under which the Company may issue and sell from time to time Offered Shares having an aggregate sale price of up to US$15,000,000 (or the equivalent in Canadian dollars, determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold) in each of the provinces of Canada and in the United States pursuant to placement notices delivered by the Company to the Agent from time to time in accordance with the terms of the Distribution Agreement. Sales of Offered Shares, if any, will be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102 and an “at-the-market offering” as defined in Rule 415 under the U.S. Securities Act, including sales made directly on Cboe Canada, Nasdaq or on any other trading market for the Common Shares in Canada or the United States. Subject to the pricing parameters in a placement notice, the Offered Shares will be distributed at the market prices prevailing at the time of the sale. As a result, prices may vary as between purchasers and during the period of distribution. The Company cannot predict the number of Offered Shares that it may sell under the Distribution Agreement on the Cboe Canada, Nasdaq or on any other trading market for the Common Shares in Canada or the United States, or if any Offered Shares will be sold.

The Agents will offer the Offered Shares subject to the terms and conditions of the Distribution Agreement from time to time as agreed upon by the Company and the Agent or U.S. Agents, as applicable. RCC will only sell Offered Shares in Canada and the U.S. Agents will only sell Offered Shares in the United States. The Company will designate the maximum amount of Offered Shares to be sold pursuant to any single placement notice to the Agent or U.S. Agents, as applicable. Subject to the terms and conditions of the Distribution Agreement, the Agents will use their commercially reasonable efforts to sell, on the Company’s behalf, all of the Offered Shares requested to be sold by the Company. The Company may instruct the Agent or U.S. Agents, as applicable, not to sell Offered Shares if the sales cannot be effected at or above the price designated by the Company in a particular placement notice. Any placement notice delivered to the Agent or U.S. Agents, as applicable, shall be effective upon delivery unless and until (i) the Agent or U.S. Agents, as applicable, declines to accept the terms contained in the placement notice or the Agent or U.S. Agents, as applicable, does not promptly confirm the acceptability of such placement notice, (ii) the entire amount of Offered Shares under the placement notice are sold, (iii) the Company suspends or terminates the placement notice in accordance with the terms of the Distribution Agreement, (iv) the Company issues a subsequent placement notice with parameters superseding those of the earlier placement notice, or (v) the Distribution Agreement is terminated in accordance with its terms. The Agents will not be required to purchase Offered Shares on a principal basis pursuant to the Distribution Agreement.

Either the Company or the Agents may suspend the Offering upon proper notice to the other party. The Company and the Agents each have the right, by giving written notice as specified in the Distribution Agreement, to terminate the Distribution Agreement in each party’s sole discretion at any time.

The Company will pay the Agents the Commission for their services in acting as agents in connection with the sale of Offered Shares pursuant to the Distribution Agreement. The amount of the Commission will be up to 3% of the gross sales price per Offered Share sold, provided however, that the Company shall not be obligated to pay the Agents any Commission on any sale of Offered Shares that it is not possible to settle due to (i) a suspension or material limitation in trading in securities generally on Cboe Canada or the Nasdaq, as applicable, (ii) a material disruption in securities settlement or clearance services in Canada or the United States, as applicable, or (iii) failure by the Agent or U.S. Agents, as applicable, to comply with its obligations under the terms of the Distribution Agreement. The sales proceeds remaining after payment of the Commission and after deducting any expenses payable by the Company, including the expenses of the Agents as provided in the Distribution Agreement and any transaction or filing fees imposed by any governmental, regulatory, or self-regulatory organization in connection with the sales, will equal the net proceeds to the Company from the sale of any such Offered Shares.

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The Agent or U.S. Agents, as applicable, will provide written confirmation to the Company following close of trading on the trading day on which the Agent or U.S. Agents, as applicable, has made sales of the Offered Shares under the Distribution Agreement setting forth (i) the number of Offered Shares sold on such day (including the number of Offered Shares sold on the Cboe Canada, Nasdaq or on any other trading market for the Common Shares in Canada or the United States), (ii) the average price of the Offered Shares sold on such day (including the average price of Offered Shares sold on the Cboe Canada, Nasdaq or on any other trading market for the Common Shares in Canada or the United States), (iii) the gross proceeds, (iv) the commission payable by the Company to the Agent or U.S. Agents, as applicable, with respect to such sales, and (v) the net proceeds payable to the Company.

The Company will disclose the number and average price of the Offered Shares sold under this Prospectus Supplement, as well as the gross proceeds, Commission and net proceeds from sales hereunder in the Company’s annual and interim financial statements and related management’s discussion and analysis and annual information forms, filed on www.sedarplus.ca, for any quarters or annual periods in which sales of Offered Shares occur.

Settlement for sales of Offered Shares will occur, unless the parties agree otherwise, on the second trading day on the applicable exchange following the date on which any sales were made in return for payment of the gross proceeds (less the Commission and any expenses of the Agents payable under the Distribution Agreement) to the Company. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Offered Shares through Cboe Canada or another Canadian marketplace will be settled through the facilities of CDS or by such other means as the Company and the Agent may agree and sales of Offered Shares in through the Nasdaq or another United States marketplace will be settled through the facilities of DTC or by such other means as the Company and the U.S. Agents may agree upon.

The Agents will only sell Offered Shares on marketplaces in Canada and the United States.

In connection with the sales of the Offered Shares on our behalf, the U.S. Agents may be deemed to be an “underwriter” within the meaning of the U.S. Securities Act, and the compensation paid to the U.S. Agents may be deemed to be underwriting commissions or discounts. The Company has agreed in the Distribution Agreement to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the U.S. Securities Act and Canadian securities laws. In addition, the Company has agreed to pay the reasonable expenses of the Agents in connection with the Offering, pursuant to the terms of the Distribution Agreement.

The Agents, and any person or company acting jointly or in concert with the Agents, may not, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the price of the securities or securities of the same class as the securities distributed under this Prospectus Supplement, including selling an aggregate number or principal amount of securities that would result in the Agents creating an over-allocation position in the securities.

The Agents and their affiliates have provided, and may in the future provide, various investment banking, commercial banking, fiduciary and advisory services for us from time to time for which they have received, and may in the future receive, customary fees and expenses. The Agents and their affiliates may, from time to time, engage in other transactions with and perform services for us in the ordinary course of their business. To the extent required by Regulation M under the U.S. Exchange Act, the U.S. Agents will not engage in any market making activities involving the Common Shares while the Offering is ongoing under this Prospectus Supplement. The total expenses related to the commencement of the Offering to be paid by the Company, excluding the Commission payable to the Agents and the expenses of the Agents to be reimbursed by the Company under the Distribution Agreement, are estimated to be approximately $300,000.

Pursuant to the Distribution Agreement, the Company has the right to terminate the Distribution Agreement in its sole discretion at any time by giving written notice, and the Agents have the right to terminate their obligations under the Distribution Agreement in their sole discretion at any time by giving written notice. In addition, the Distribution Agreement shall automatically terminate upon the issuance and sale of all of the Offered Shares on the terms and subject to the conditions set forth in the Distribution Agreement.

The Common Shares are listed on Cboe Canada and on the Nasdaq. The Company has provided notice to Cboe Canada to list the Offered Shares for trading on Cboe Canada and has submitted a notification of listing to list the Offered Shares on Nasdaq. Listing will be subject to the Company fulfilling all of the listing requirements of Cboe Canada and Nasdaq, respectively.

DIVIDEND POLICY

We have not declared any dividends or distributions on the Common Shares since our incorporation. Any future determination to pay dividends or make distributions will be at the discretion of the board of directors and will depend on our capital requirements, financial performance and such other factors as the board of directors considers relevant.

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DESCRIPTION OF SHARE CAPITAL

The Company is authorized to issue an unlimited number of Common Shares. As of June 4, 2025, there were 35,349,427 Common Shares issued and outstanding.

In addition, as of the date of this Prospectus Supplement, there are: 2,270,000 Common Shares issuable upon the exercise of outstanding stock options, each with an exercise price range of $0.75 - $3.43 per Common Share; 260,000 Common Shares issuable upon the conversion of outstanding restricted share units; and 10,152,085 Common Shares issuable upon the exercise of outstanding warrants and a contingent payment of up to an additional 2,283,929 Common Shares that will be issued in the form of contingent value rights (“CVRs”) in connection with the closing of the Acquisition.

All of the issued and outstanding Common Shares have been fully paid for and none are subject to any future call or assessment. Holders of Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of the shareholders of the Company and to receive all notices and other documents required to be sent to share holders in accordance with the Company’s articles, corporate law and the rules of any applicable stock exchange. On a poll, every shareholder has one vote for each Common Share held. The holders of Common Shares are entitled to dividends if, as and when declared by the board of directors of the Company and, upon the liquidation, dissolution or winding-up of its affairs or other distribution of its assets for the purpose of winding-up its affairs, to receive, on a pro rata basis, all of the remaining assets of the Company. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking fund or purchase fund provisions.

PRIOR SALES

During the 12-month period before the date of this Prospectus Supplement, the Company has issued the following Common Shares and securities convertible into Common Shares.

Date of Issuance	Type of Security	Number of Securities	Issue / Exercise / Conversion Price
2025-06-03	Common Shares	39,844	US$1.7569
2025-06-03	Common Shares	10,000	N/A(4)
2025-04-15	Common Shares	50,000	N/A(4)
2025-04-14	Common Shares	281,468	N/A(4)
2025-04-11	Common Shares	60,000	$0.75(3)
2025-03-26	Common Shares	50,000	N/A(4)
2025-03-24(8)	Warrants	119,718	US$4.615
2025-03-24(7)	Common Shares	2,394,367	US$3.55
2025-03-24(7)	Warrants	2,394,367	US$4.45
2025-01 – 2025-03(6)	Common Shares	819,913	$3.77
2025-03-03	Common Shares	7,500	N/A(4)
2025-02-19	Common Shares	346,767	$0.75(5)
2025-02-19	Common Shares	1,913	N/A(4)
2025-02-18	Common Shares	50,000	N/A(4)
2025-02-04	Common Shares	60,000	$0.75(3)
2025-02-03	Common Shares	60,000	$0.75(3)
2025-01-16	Common Shares	50,000	N/A(4)
2024-10 – 2024-12(1)	Common Shares	86,293	$3.79
2024-12-19	Common Shares	7,500	N/A(4)
2024-10-11	Common Shares	110,448	$0.75(5)
2024-10-07	Common Shares	41,707	$6.8977
2024-09-24	Common Shares	55,000	$0.75
2024-07-08(2)	Contingent Value Rights	2,283,929	N/A
2024-07-08	Common Shares	3,575,632	$7.14

Note:

(1)	During October to December 2024, the Company sold a total of 86,293 Common Shares through at-the-market offerings at an average price of US$2.59 ($3.79) per share.

(2)	The Company issued 3,575,632 Common Shares on closing of the Acquisition and a contingent payment representing up to an additional 2,283,929 Common Shares were issued in the form of CVRs. The Common Shares underlying the CVRs will be issued once the final contract pricing terms have been determined between SFF, the Ontario Independent Electricity System Operator and the major suppliers for the SFF BESS portfolio and the binding terms of the debt financing for the BESS portfolio have been agreed.

(3)	Exercise of Warrants

(4)	Vesting of restricted share units.

(5)	Exercise of stock options.

(6)	During January to March, 2025, the Company sold a total of 819,913 Common Shares through at-the-market offerings at an average price of US$2.64 ($3.77) per share.

(7)	The Company issued 2,394,367 units in connection with a Registered Direct Offering, each unit was comprised of one common share and one common share purchase warrant.

(8)	In connection with the Registered Direct Offering, the Company issued 119,718 broker warrants exercisable for a period of five years beginning two months following the date of issuance.

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TRADING PRICE AND VOLUME

The Common Shares are currently listed and posted for trading on Cboe Canada under the trading symbol “SUNN” and on the Nasdaq under the trading symbol “SUUN”. The following tables set for the high and low and monthly trading volumes of the Common Shares for the 12-month period prior to the date of this Prospectus Supplement.

Canadian Exchange (Cboe Canada)
Month	High ($)	Low ($)	Trading Volume
June 1 – 4, 2025	$2.75	$1.94	18,012
May 2025	$3.08	$2.05	97,749
April 2025	$3.60	$2.75	78,520
March 2025	$7.00	$3.25	370,073
February 2025	$9.15	$4.05	735,331
January 2025	$4.31	$2.85	713,380
December 2024	$4.03	$2.75	59,397
November 2024	$4.81	$3.50	81,194
October 2024	$6.00	$4.40	50,616
September 2024	$6.60	$4.60	165,971
August 2024	$7.52	$5.50	156,135
July 2024	$8.30	$7.40	41,078
June 2024	$9.00	$7.85	137,154
May 2024	$8.75	$6.90	410,674

Note:

(1)	Source: Bloomberg.

On June 4, 2025, the last trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on Cboe Canada was $1.97.

Nasdaq
Month	High (US$)	Low (US$)	Trading Volume
June 1 – 4, 2025	$2.19	$1.24	778,846
May 2025	$2.24	$1.47	306,301
April 2025	$2.54	$1.97	487,554
March 2025	$4.99	$2.17	823,826
February 2025	$6.41	$2.79	1,470,627
January 2025	$2.81	$1.99	114,861
December 2024	$2.67	$1.95	138,883
November 2024	$3.40	$2.57	101,547
October 2024	$4.49	$3.33	127,862
September 2024	$5.00	$3.33	317,702
August 2024	$5.49	$3.96	140,004
July 2024	$6.10	$5.35	47,127
June 2024	$6.59	$5.73	115,505
May 2024	$6.80	$4.99	221,255

Note:

(1)	Source: Bloomberg.

On June 4, 2025, the last trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the Nasdaq was US$1.44.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, Canadian counsel to the Company, and Mintz LLP, Canadian counsel to the Agent, the following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) generally applicable to a holder who acquires the Offered Shares as beneficial owner pursuant to the Offering and who, at all relevant times, for purposes of the Tax Act, deals at arm’s length with the Company and the Agent, is not affiliated with the Company or the Agent, and will acquire and hold such Offered Shares as capital property (each, a “Holder”), all within the meaning of the Tax Act. Offered Shares will generally be considered to be capital property to a Holder unless the Holder acquires, holds or uses the Offered Shares or is deemed to acquire, hold or use the Offered Shares in the course of carrying on a business of trading or dealing in securities or has acquired them or been deemed to have acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

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This summary does not apply to a Holder (a) that is a “financial institution” (as defined in the Tax Act) for purposes of the “mark-to-market property” rules in the Tax Act, (b) an interest in which is or would constitute a “tax shelter investment” (as defined in the Tax Act), (c) that is a “specified financial institution” (as defined in the Tax Act), (d) that has elected to report its “Canadian tax results” for purposes of the Tax Act in a currency other than Canadian currency, (e) that is exempt from tax under the Tax Act, (f) that has entered into, or will enter into, a “synthetic disposition arrangement” or a “derivative forward agreement” (as those terms are defined in the Tax Act) with respect to the Offered Shares, or (g) that receives dividends on Common Shares under or as part of a “dividend rental arrangement” (as defined in the Tax Act). Such Holders should consult their own tax advisors with respect to an investment in the Offered Shares.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada (for purposes of the Tax Act) that is, or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the Offered Shares, controlled by a non-resident person, or a group of non-resident persons that do not deal with each other at arm’s length, for the purposes of the “foreign affiliate dumping” rules in Section 212.3 of the Tax Act. Such Holders should consult their own tax advisors.

This summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of Offered Shares.

This summary is based on the facts set out in this Prospectus Supplement, the current provisions of the Tax Act in force as of the date hereof, specific proposals to amend the Tax Act which have been publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing by the CRA and publicly available prior to the date hereof. This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law or in the administrative policies or assessing practices of the CRA, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein. No assurances can be given that the Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in the Offered Shares. This summary is of a general nature only and is not, and is not intended to be, and nor should it be construed to be, legal or income tax advice to any particular Holder. The tax consequences of acquiring, holding and disposing of Offered Shares will vary according to the Holder’s particular circumstances. Holders should consult their own income tax advisors regarding the tax considerations applicable to them based on their own particular circumstances.

Currency

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Offered Shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars based on the exchange rate as determined in accordance with the Tax Act.

Residents of Canada

This portion of the summary is generally applicable to a Holder who, for the purposes of the Tax Act and any applicable tax treaty or convention, is resident or deemed to be resident in Canada at all relevant times (a “Resident Holder”). Certain Resident Holders whose Offered Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election pursuant to subsection 39(4) of the Tax Act to have the Offered Shares, and every other “Canadian security” (as defined by the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years, deemed to be capital property. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.

Taxation of Dividends

Dividends received or deemed to be received on the Offered Shares in the taxation year of a Resident Holder will be included in computing a Resident Holder’s income for the year. In the case of a Resident Holder that is an individual (including certain trusts), dividends (including deemed dividends) received on the Offered Shares will be included in the Resident Holder’s income and be subject to the gross-up and dividend tax credit rules normally applicable to “taxable dividends” received by an individual from “taxable Canadian corporations”, each as defined in the Tax Act, including the enhanced gross-up and dividend tax credit for “eligible dividends” properly designated as such by the Company. There may be limitations on the Company’s ability to designate any particular dividend as an “eligible dividend” and the Company has made no commitments in this regard.

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In the case of a Resident Holder that is a corporation, dividends (including deemed dividends) received on the Offered Shares will be included in the Resident Holder’s income for the taxation year and will generally be deductible in computing such Resident Holder’s taxable income for the taxation year, subject to all restrictions under the Tax Act. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received (or deemed to be received) by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a “private corporation” or “subject corporation” (as such terms are defined in the Tax Act) may be liable to pay a tax (refundable in certain circumstances) under Part IV of the Tax Act on dividends received or deemed to be received on the Offered Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for the taxation year. A “subject corporation” is generally a corporation (other than a private corporation) resident in Canada and controlled directly or indirectly by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts).

Disposition of Offered Shares

A Resident Holder who disposes of, or is deemed to have disposed of, an Offered Share (other than a disposition to the Company that is not a sale in the open market in the manner in which shares are normally purchased by any member of the public in the open market) will generally realize a capital gain (or incur a capital loss) equal to the amount by which the proceeds of disposition in respect of the Offered Share exceed (or are exceeded by) the aggregate of the adjusted cost base to the Resident Holder of the Offered Share immediately before the disposition or deemed disposition and any reasonable costs of disposition. The adjusted cost base to a Resident Holder of an Offered Share will be determined by averaging the cost of that Offered Share with the adjusted cost base (determined immediately before the acquisition of the Offered Share) of all other Common Shares held as capital property at that time by the Resident Holder, if any. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder must be included in the Resident Holder’s income for the taxation year in which the disposition occurs. Subject to and in accordance with the provisions of the Tax Act, one-half of any capital loss incurred by a Resident Holder (an “allowable capital loss”) must be deducted from taxable capital gains realized by the Resident Holder in the taxation year in which the disposition occurs. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent year against net taxable capital gains (but not against other income) realized in such years, in the circumstances and to the extent provided in the Tax Act.

A capital loss realized on the disposition or deemed disposition of an Offered Share by a Resident Holder that is a corporation may in certain circumstances be reduced by the amount of dividends which have been previously received or deemed to have been received by the Resident Holder on the Offered Share (or a share substituted for such Offered Share) to the extent and under the circumstances specified in the Tax Act. Similar rules may apply where a corporation is, directly or indirectly through a trust or partnership, a member of a partnership or a beneficiary of a trust that owns Offered Shares. Resident Holders to whom these rules may be relevant are urged to consult their own tax advisors.

Additional Refundable Tax

A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) or that is at any time in the relevant taxation year a “substantive CCPC” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Tax Act) for the year, including any taxable capital gains and dividends or deemed dividends that are not deductible in computing the Resident Holder’s taxable income. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Minimum Tax

Capital gains realized and taxable dividends received (or deemed to be received) by a Resident Holder who is an individual (including certain trusts) may give rise to minimum tax under the Tax Act. Resident Holders should consult their own advisors with respect to the application of minimum tax.

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Non-Residents of Canada

The following portion of this summary is generally applicable to a Holder who, for purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times, is not resident or deemed to be resident in Canada and does not use or hold, and is not deemed to use or hold, Offered Shares in connection with a business (including an adventure or concern in the nature of trade) carried on in Canada (each, a “Non-Resident Holder”). The term “U.S. Holder,” for the purposes of this summary, means a Non-Resident Holder who, for purposes of the Canada-United States Tax Convention (1980), as amended (the “Canada-U.S. Tax Convention”), is at all relevant times a resident of the United States and is a “qualifying person” within the meaning of the Canada-U.S. Tax Convention eligible for the full benefits of the Canada-U.S. Tax Convention. In some circumstances, persons deriving amounts through fiscally transparent entities (including limited liability companies) may be entitled to benefits under the Canada-U.S. Tax Convention. U.S. Holders are urged to consult their own tax advisors to determine their entitlement to benefits under the Canada-U.S. Tax Convention and related compliance requirements based on their particular circumstances.

Special considerations, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere or is an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Holders should consult their own advisors.

Taxation of Dividends

Dividends paid or credited, or deemed to be paid or credited, to a Non-Resident Holder on the Offered Shares will be subject to Canadian withholding tax under the Tax Act at the rate of 25% of the gross amount of the dividend unless reduced by the terms of an applicable tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident. Such rate is generally reduced under the Canada-U.S. Tax Convention to 15% if the beneficial owner of such dividend is a U.S. Holder. The rate of withholding tax is generally further reduced to 5% if the beneficial owner of such dividend is a U.S. Holder that is a company that owns, directly or indirectly, at least 10% of the voting stock of the Company. The Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”) of which Canada is a signatory, affects many of Canada’s tax treaties (but not the Canada-U.S. Tax Convention), including the ability to claim benefits thereunder. Non-Resident Holders should consult their own tax advisors to determine their entitlement to benefits under any applicable tax treaty or convention based on their particular circumstances.

Disposition of Offered Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition or deemed disposition of Offered Shares, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Offered Shares constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of the disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident at the time of the disposition (including as a result of the application of the MLI).

Generally, as long as the Offered Shares are listed on a “designated stock exchange” (as defined in the Tax Act) (which currently includes Cboe Canada and Nasdaq) at the time of the disposition, the Offered Shares will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition or deemed disposition the following two conditions are met concurrently: (a) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm’s length, partnerships whose members include, either directly or indirectly through one or more partnerships, the Non-Resident Holder and/or persons with whom the Non-Resident Holder does not deal at arm’s length, or any combination of the foregoing, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Company; and (b) more than 50% of the fair market value of the Offered Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act), or options in respect of or interests in, or, for civil law, rights in, any such property (whether or not such property exists).

Notwithstanding the foregoing, an Offered Share may also be deemed to be taxable Canadian property to a Non-Resident Holder in certain other circumstances under the Tax Act.

If the Offered Shares are, or are deemed to be, taxable Canadian property of a Non-Resident Holder and any capital gain that would be realized on the disposition thereof is not exempt from tax under the Tax Act or pursuant to an applicable tax treaty or convention (including as a result of the application of the MLI), the income tax consequences described above under “Residents of Canada — Disposition of Offered Shares” and “Residents of Canada — Taxation of Capital Gains and Capital Losses” will generally apply to the Non-Resident Holder.

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Non-Resident Holders whose Offered Shares may constitute taxable Canadian property or treaty-protected property should consult their own advisors regarding the tax and compliance considerations that may be relevant to them.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Offered Shares, that was prepared by Hodgson Russ LLP, counsel to the Company with respect to certain U.S. federal income tax matters.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Offered Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as legal or U.S. federal income tax advice with respect to any U.S. Holder. Except as set forth below, this summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Offered Shares, nor any applicable tax reporting requirements. Each prospective U.S. Holder should consult their own tax advisors regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences and tax reporting requirements relating to the acquisition, ownership, and disposition of Offered Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Offered Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary are based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Canada-U.S. Tax Convention (the “Treaty”), and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this Prospectus Supplement. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively or prospectively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Offered Shares that is for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and is under the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Offered Shares that is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences applicable to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the tax consequences (including the potential application of and operation of any income tax treaties) related to the acquisition, ownership and disposition of Offered Shares.

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U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Offered Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquire Offered Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Offered Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are required to accelerate the recognition of any item of gross income with respect to Offered Shares as a result of such income being recognized on an applicable financial statement; or (i) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company.

This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold the Offered Shares in connection with carrying on a business in Canada; (d) persons whose Offered Shares constitute “taxable Canadian property” under the Tax Act or (e) persons that have a permanent establishment in Canada for the purposes of the Treaty and that use or hold Offered Shares in connection with such permanent establishment.

U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Offered Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Offered Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such partner (or owner). Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Offered Shares.

In addition, this summary assumes that the Company is not a “controlled foreign corporation” for U.S. federal income tax purposes.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES AND REPORTING REQUIREMENTS TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OFFERED SHARES.

Ownership and Disposition of Offered Shares (Assuming the Company is not a PFIC)

The following discussion is subject in its entirety to the rules described below under the heading “Passive Foreign Investment Company Rules”.

Distributions on Offered Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Offered Shares and thereafter as gain from the sale or exchange of such Offered Shares (see “Sale or Other Taxable Disposition of Offered Shares” below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the Offered Shares will constitute dividend income. Dividends received on Offered Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided the Company is eligible for the benefits of the Treaty or the Offered Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to qualified dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax years.

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For U.S. federal income tax purposes, U.S. Holders will be treated as having received the amount of any Canadian taxes withheld by the Company, and as then having paid over the withheld taxes to the Canadian taxing authorities. As a result of this rule, the amount of dividend income included in gross income for U.S. federal income tax purposes by a U.S. Holder with respect to a payment of dividends may be greater than the amount of cash actually received (or receivable) by the U.S. Holder from the Company with respect to the payment.

The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Offered Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Offered Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Offered Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Offered Shares are held for more than one year. If the consideration a U.S. Holder receives for the Offered Shares is not paid in U.S. dollars, the amount realized will be determined using the rules described under “Additional Considerations — Use of Foreign Currency to Acquire Offered Shares or Receipt of Foreign Currency”. A U.S. Holder’s tax basis in its Offered Shares generally will equal the U.S. dollar cost of such Offered Shares. If a U.S. Holder uses foreign currency to acquire Offered Shares, the cost of the Offered Shares will be determined using the rules described under “Additional Considerations — Use of Foreign Currency to Acquire Offered Shares or Receipt of Foreign Currency”.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

U.S. Holders generally would be subject to a special, adverse tax regime that would differ in certain respects from the tax treatment described above if the Company is, or were to become, a PFIC for U.S. federal income tax purposes. The determination as to whether a non-U.S. corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and on many factors that can change from time to time. The general rule is that the Company would be a PFIC if, for a tax year, (a) 75% or more of its gross income for such tax year is passive income or (b) 50% or more of the value of its gross assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes dividends, interest, certain rents and royalties, and certain types of gains (such as from the sale of stock and securities). For purposes of determining whether the Company is a PFIC, the Company will be treated as holding its proportionate share of the assets and receiving directly its proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock of such other corporation. If the Company owns less than a 25% interest by value in another non-U.S. corporation, it is possible such other corporation could also be considered a PFIC with respect to a U.S. Holder of Offered Shares.

The Company has not made any determination of its PFIC status for the current year. The Company also has not made a PFIC determination for any prior taxable year. Therefore, there is no assurance that the Company has not been a PFIC in prior taxable years, nor that the Company will not be a PFIC in its current taxable year or become a PFIC in any future taxable year. No opinion is expressed with respect to the Company’s PFIC status for prior, current or future taxable years. If the Company is or becomes a PFIC with respect to a particular U.S. Holder, it will always be considered a PFIC with respect to such U.S. Holder even if the Company may not otherwise qualify as a PFIC in future years.

If the Company is a PFIC with respect to a U.S. Holder, and the U.S. Holder does not make either of the elections described below, gain from the disposition of Offered Shares and certain distributions classified as “excess distributions” (generally, those that are in excess of 125% of the average amount of distributions in the three prior tax years) would be subject to ordinary income treatment and allocated ratably to days in a U.S. Holder’s holding period in computing the U.S. Holder’s tax liability. The amounts allocated to the taxable year during which the gain is realized or excess distribution is made, and to any taxable years in such U.S. Holder’s holding period that are before the first taxable year in which the Company is treated as a PFIC with respect to that U.S. Holder, would be included in the U.S. Holder’s gross income as ordinary income for the taxable year of the gain or excess distribution. The amount allocated to each other taxable year would be taxed as ordinary income in the taxable year during which the gain is realized or excess distribution is made at the highest tax rate in effect for the U.S. Holder in that other taxable year and would be subject to an interest charge as if the income tax liabilities had been due with respect to each such prior year. Under proposed Treasury Regulations, gifts, exchanges pursuant to corporate reorganizations and pledging or use of Offered Shares as security for a loan would generally be treated as a taxable disposition of such Offered Shares and subject to the foregoing tax treatment.

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If the Company is a PFIC the U.S. Holder may be able to mitigate the adverse tax effects of the PFIC rules described above if the U.S. Holder makes a “qualified electing fund” (“QEF”) or a “mark-to-market” election with respect to its Offered Shares. If a U.S. Holder makes a timely QEF election for the first tax year in which its holding period of its Offered Shares begins, such U.S. Holder generally will not be subject to the PFIC rules described above with respect to such Offered Shares. However, under the QEF regime, in each taxable year that the Company is considered a PFIC the U.S. Holder must include in gross income (i) as ordinary income, the U.S. Holder’s pro rata share of the ordinary earnings of the Company and (ii) as capital gain, the U.S. Holder’s pro rata share of the net capital gain of the Company, regardless of whether the Company makes a distribution on the Offered Shares. Distributions of income that had previously been taxed under the QEF regime will not be taxed again when such distributions are made to the U.S. Holder. Subject to certain restrictions, a U.S. Holder may elect to defer payment of current U.S. federal income tax on such amounts included in income under the QEF regime, but a non-deductible interest charge would be applied. Under the QEF rules, the electing U.S. Holder must supply certain information to the IRS that the U.S. Holder would need to obtain from the Company. A U.S. Holder should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with the information necessary to make a QEF election with respect to the Company or any subsidiary that also is classified as a PFIC. As a result, there can be no assurances that U.S. Holders will be able to make a QEF election.

If the Company is a PFIC, a U.S. Holder may make a “mark-to-market” election as an alternative to a QEF election, as long as the Offered Shares are treated as regularly traded on a qualified exchange or other market within the meaning of the applicable Treasury Regulations. The consequence of a mark-to-market election is that a U.S. Holder must include in his gross income, as ordinary income, an amount equal to the excess, if any, of the fair market value of the U.S. Holder’s Offered Shares at the close of the taxable year over the U.S. Holder’s adjusted tax basis in the Offered Shares. If the fair market value of the U.S. Holder’s Offered Shares at the end of the taxable year is less than the adjusted tax basis of the U.S. Holder in the Offered Shares, an ordinary loss deduction may be claimed, but only to the extent of any mark-to-market gains previously included in income. The U.S. Holder’s tax basis in the Offered Shares will be adjusted to reflect such inclusions or deductions. Gain or loss on disposition of the Offered Shares will be ordinary income or loss.

During any taxable year in which the Company or any of its subsidiaries is treated as a PFIC with respect to a U.S. Holder, that U.S. Holder may be required to file IRS Form 8621 (“Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund”).

A U.S. Holder should consult its own tax advisor regarding the potential applicability of the PFIC rules to an investment in the Offered Shares, as well as the potential availability, and advisability, of making a QEF election (including on a protective basis) or a mark-to-market election, and any applicable U.S. reporting obligations.

Additional Considerations

Net Investment Income Tax

Certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in certain trades or businesses). U.S. Holders should consult their own tax advisors regarding the application, if any, of this tax on their ownership and disposition of Offered Shares.

Use of Foreign Currency to Acquire Offered Shares or Receipt of Foreign Currency

A U.S. Holder’s tax basis in its Offered Shares generally will equal the U.S. dollar cost of such Offered Shares. If a U.S. Holder uses foreign currency to purchase Offered Shares, the cost of the Offered Shares will be the U.S. dollar value of the foreign currency purchase price determined by reference to the spot rate of exchange on the date of purchase. However, if the Offered Shares are treated as traded on an established securities market and the U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer who has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), such U.S. Holder will determine the U.S. dollar value of the cost of such Offered Shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.

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The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Offered Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). However, in the case of sale, exchange, or other taxable disposition of Offered Shares, if the Offered Shares are treated as traded on an “established securities market” and the U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer that has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), such U.S. Holder will determine the U.S. dollar value of the amount realized in a foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale.

A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Offered Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, there may be a requirement to file an IRS Form 8938 (“Statement of Specified Foreign Financial Assets”), with a U.S. Holder’s U.S. tax return, under special rules that impose U.S. return disclosure obligations (and related penalties) on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also may include assets such as the Offered Shares. Other IRS information reporting on various IRS Forms may also be required with respect to a U.S. Holder. Penalties for failure to file required information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Offered Shares will generally be subject to information reporting and backup withholding tax (currently at a rate of 24%) if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

During any taxable year in which the Company or any of its subsidiaries is treated as a PFIC with respect to a particular U.S. Holder, that U.S. Holder generally may have additional U.S. reporting requirements, as described above under “Passive Foreign Investment Company Rules”.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

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The above summary is not intended to constitute a complete analysis of all tax considerations applicable to U.S. Holders with respect to the acquisition, ownership, and disposition of Offered Shares. U.S. Holders should consult their own tax advisors as to the tax considerations applicable to them in their own particular circumstances.

AGENT FOR SERVICE OF PROCESS

Paul Pasalic and Chelsea L. Nickles, each a director of the Company, reside outside of Canada and have each appointed the following agent for service of process in Canada:

Name of Person	Name and Address of Agent
Paul Pasalic and Chelsea L. Nickles	Blakes Vancouver Services Inc., c/o Blake, Cassels & Graydon LLP, Suite 3500, The Stack, 1133 Melville Street, Vancouver, British Columbia, V6E 4E5, Canada

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

LEGAL MATTERS

Certain Canadian legal matters relating to the Offering hereby will be passed upon on behalf of the Company by Blake, Cassels & Graydon LLP, and on behalf of the Agent by Mintz LLP.

As of the date of this Prospectus Supplement, the designated professionals (as such terms is defined in item 16.2(1.1) of Form 51-102F2 — Annual Information Form of NI 51-102) of each of Blake, Cassels & Graydon LLP and Mintz LLP, as a group, beneficially own, directly or indirectly, less than 1% of the Company’s outstanding securities.

Certain legal matters relating to United States law will be passed upon on behalf of the Company by Hodgson Russ LLP and on behalf of the U.S. Agents by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

INTEREST OF EXPERTS

The Company’s external auditor, Deloitte LLP, is independent of the Company within the meaning of the rules of professional conduct of the Chartered Professional Accountants of Ontario and within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

The Company’s former external auditor, ZH CPA, LLC, confirmed that it is independent of each of the Company, Solar Flow-Through, and the Predecessor LPs within the meaning of the rules of professional conduct of the Colorado State Board of Accountancy and the Public Company Accounting Oversight Board. The Company’s former external auditor, MSLL CPA LLP, Chartered Professional Accountants, confirmed that it was independent of the Company, Solar Flow-Through, and the Predecessor LPs within the meaning of the rules of professional conduct of the Chartered Professional Accountants of British Columbia until April 25, 2024.

Doane Grant Thornton LLP, (formerly Grant Thornton LLP), former external auditor of both Solar Flow-Through and the Predecessor LPs, confirmed that it was independent of the Company, Solar Flow-Through, and the Predecessor LPs within the meaning of the rules of professional conduct of the Chartered Professional Accountants of British Columbia, as of the date of the audit opinion.

As of the date of this Prospectus Supplement, ZH CPA, LLC and MSLL CPA LLP, Chartered Professional Accountants, each, beneficially own, directly or indirectly, less than 1% of the Company or Solar Flow-Through’s outstanding securities.

Evans & Evans is named herein, and in certain documents incorporated by reference herein, as providing the fairness opinion regarding the Acquisition and a valuation in respect of SFF and its assets. As at the date of this Prospectus Supplement, the “designated professionals” of Evans & Evans beneficially own, directly and indirectly, less than 1% of the Company’s outstanding securities.

AUDITORS, REGISTRAR AND TRANSFER AGENT

Deloitte LLP is the external auditor of the Company at its principal offices located at Suite 200, 8 Adelaide Street West, Bay Adelaide East, Toronto, Ontario, Canada.

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ZH CPA, LLC is the former external auditor of the Company at its principal offices located at 999 18th Street, Suite 3000, Denver, Colorado, U.S.A.

MSLL CPA LLP, Chartered Professional Accountants, is the former external auditor of the Company at its principal offices located at 2110-1177 West Hastings Street, Vancouver, British Columbia, Canada.

Doane Grant Thornton LLP (formerly Grant Thornton LLP), the former external auditor of Solar Flow-Through and the Predecessor LPs at its principal offices located at 733 Seymour Street, 20th Floor, Vancouver, British Columbia, Canada.

The registrar and transfer agent for the Common Shares is Endeavor Trust Corporation at its principal offices in Vancouver, British Columbia.

ELIGIBILITY FOR INVESTMENT

In the opinion of Blake, Cassels & Graydon LLP, counsel to the Company, and Mintz LLP, counsel to the Agents, based on the current provisions of the Tax Act in force as of the date hereof, the Offered Shares, if issued on the date hereof, would be “qualified investments” under the Tax Act for trusts governed by a “registered retirement savings plan”, “registered retirement income fund”, “tax-free savings account”, “first home savings account”, “registered education savings plan”, “registered disability savings plan” (collectively referred to as “Registered Plans”) and a “deferred profit sharing plan”, provided that the Offered Shares are listed on a “designated stock exchange” (as defined in the Tax Act) (which currently includes Cboe Canada and Nasdaq) or the Company is otherwise a “public corporation” (as defined in the Tax Act).

Notwithstanding that an Offered Share may be a qualified investment for a Registered Plan, if the Offered Share is a “prohibited investment” within the meaning of the Tax Act for the Registered Plan, the holder, annuitant or subscriber of the Registered Plan, as the case may be, will be subject to penalty taxes as set out in the Tax Act. The Offered Shares will not generally be a “prohibited investment” for a Registered Plan if the holder, annuitant or subscriber, as the case may be, (i) deals at arm’s length with the Company for the purposes of the Tax Act, and (ii) does not have a “significant interest” (as defined in the Tax Act) in the Company. In addition, the Offered Shares will not be a “prohibited investment” if the Offered Shares are “excluded property” (as defined in the Tax Act) for the Registered Plan.

Prospective purchasers of Offered Shares who intend to hold such Offered Shares in a Registered Plan are urged to consult their own tax advisors to ensure the Offered Shares would not be a prohibited investment, including whether the Offered Shares would be excluded property, in their particular circumstances.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

We are a company incorporated under the OBCA. Most of our directors and officers, and the experts named in this Prospectus Supplement, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets may be, and a substantial portion of the Company’s assets are, located outside the United States. We have appointed an agent for service of process in the United States (as set forth above), but it may be difficult for holders of securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. It is unlikely to be a defence in a Canadian court to the enforcement of a judgment of a U.S. court that the judgment is predicated solely upon civil liability under U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States. There is substantial doubt whether an action could be brought in Canada in the first instance on the basis of the liability predicated solely upon U.S. federal securities laws.

The Company filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed Cogency Global Inc. as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court, arising out of or related to or concerning the Common Shares under this Prospectus Supplement.

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ADDITIONAL INFORMATION

The Company is subject to certain informational requirements of the U.S. Exchange Act, in addition to applicable Canadian requirements. Consequently, the Company files reports and other information with the SEC, in addition to securities regulatory authorities in Canada. Under MJDS, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act.

The reports and other information filed by the Company with, or furnished to, the SEC may be accessed on the SEC’s website at www.sec.gov. Copies of reports, statements and other information that the Company files with Canadian securities regulatory authorities are available electronically on the Company’s profile on SEDAR+ at www.sedarplus.ca.

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